                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ________________


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 21, 2001

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                          RIVIERSTAETE, AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F     X                    Form 40-F
                         ---------                          --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No     X
                          -------                        -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________ N/A.
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AD HOC DISCLOSURE

     The ad hoc disclosure dated November 21, 2001, and filed by the registrant with the Frankfurt Stock Exchange on November 21, 2001, regarding the registrant's entering into a definitive agreement to sell the assets of its industrial container services business and the registrant's results of operations for the three months and nine months ended September 30, 2001, is attached to this report as Appendix A.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: November 27, 2001             By: /s/ Michael W. Nimtsch
                                       --------------------------------------
                                       Michael W. Nimtsch
                                       Senior Executive Vice President and Chief
                                       Financial Officer
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                                                                      APPENDIX A


IFCO Systems NV: Q3 2001 Results, Disposal of Drums business

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.
----------------------------------------------------------------------

IFCO Systems NV: Q3 2001 Results, Disposal of Drums business

The Company announced that it has entered into a definitive agreement with Industrial Container Services, LLC to sell the assets of its industrial container services business (Drums). Pursuant to the agreement, the Company expects to receive gross proceeds of US$60.0m. The Company will use net cash proceeds to pay down debt. The closing is currently scheduled to occur before the end of December. Consequently the following results treated the division as discontinued operations under US GAAP. Sales from in Q3 2001 totaled US$94.3m compared to pro forma revenues of US$89.8m in the prior year period, which is 5.0% higher. Sales for the first nine months of 2001 were US$292.1m, compared to pro forma revenues of US$281.4m for the same period in the previous year, which is 3.8% higher. EBITDA from continuing operations resulted in US$9.6m in the third quarter 2001 compared to pro forma EBITDA of US$6.6m in the prior year period or 45.8% higher. EBITDA for the first nine months of 2001 of US$34.9m was marginally higher than pro forma EBITDA of US$34.2m in the prior year period.
In Q3 2001 IFCO Systems reported an operating loss of US$12.2m. However, due to the expected disposal of the drums division which will result in a book loss of US$59.7, an additional book loss of US$6.7m from other discontinued operations (pallet manufacturing) and a currency book loss of US$20.2m have resulted in a net loss of US$98.8m in Q3 2001. Net loss for the first nine months of 2001 were US$84.3m. Total debt as of September 30, 2001 totaled US$380.8m, but has since been reduced by the net cash proceeds from the October sale of the pallet manufacturing business to US$332.0m as of November 15, 2001. The Company's lenders have also amended its senior credit facility to reflect the sale of pallet manufacturing and the expected sale of Drums. Following the events of September 11, which accelerated the continuing downturn in the US economy, the Company has downgraded its expectations for the full 2001 fiscal year. As a result of these trends, the Company nevertheless expects revenues and EBITDA from continuing operations to at least exceed prior year levels.

In view of the reduced size of the US operations following the sales, Jim Griffin has resigned from his positions on the management board and as President, NA in order to pursue other business interests.

end of ad-hoc-announcement  (c)DGAP 21.11.2001

Issuer's information/explanatory remarks concerning this ad-hoc-announcement:

Further information to the sale of the Drums business

The buyer will assume current working capital liabilities of the business. Pending an agreement with authorities protecting the buyer from environmental liabilities relating to a Florida property that is subject to a Superfund litigation consent decree, US$3.5m of the purchase price will be placed in escrow. For further information please go to our web page http://www.ifco.de or contact Gabriela Sexton, Investor Relations, Tel.+089 744 91 223

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WKN: 932117; Index:
Listed: Amtlicher Handel in Frankfurt (SMAX); Freiverkehr in Berlin, Bremen, Dusseldorf, Hamburg, Munchen, Stuttgart